FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

STATEMENT

On 8 April 2015, HSBC Holdings plc was informed that it has been placed under formal criminal investigation ('mise en examen') by the French magistrates in connection with the conduct of HSBC's Swiss Private Bank in 2006 and 2007 for alleged tax-related offenses. A EUR1bn bail was imposed.

HSBC Holdings plc believes the French magistrates' decision is without legal basis and the bail is unwarranted and excessive. It intends to appeal and will defend itself vigorously in any future proceedings.

Investor enquiries to:
UK	Hong Kong	USA
+44 (0)20 7991 3643	+852 2822 4908	+1 224 880 8008

Media enquiries to:
Heidi Ashley	+44 20 7992 2045	heidi.ashley@hsbc.com
Patrick Humphris	+41 587053355	patrick.humphris@hsbcpb.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,634bn at 31 December 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 09 April 2015